UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                (Amendment No. )*

                                  AMICAS, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    001712108
                                 (CUSIP Number)

                                  March 2, 2010
             (Date of event which requires filing of this statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)





                               (Page 1 of 8 Pages)
----------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001712108                  13G                     Page 2 of 8 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                    Centaurus Capital LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             United Kingdom
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                             -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                             3,192,205
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                             -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                             3,192,205
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             3,192,205
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                             8.9%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                             PN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 001712108                  13G                     Page 3 of 8 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                    Centaurus Capital Limited
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             United Kingdom
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                             -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                             3,192,205
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                             -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                             3,192,205
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             3,192,205
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                             8.9%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                             OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 001712108                  13G                     Page 4 of 8 Pages

Item 1(a).     Name of Issuer:

         The name of the issuer is AMICAS, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

         The Company's principal executive offices are located at 20 Guest Street, Boston MA 02135.

Item 2(a).     Name of Person Filing:

         This statement is filed by:
          (i) Centaurus Capital LP, a United Kingdom limited partnership ("Centaurus"), which serves as investment manager to Centaurus International Risk Arbitrage Master Fund Limited ("CIRAF") and certain managed accounts, with respect to the shares of Common Stock directly owned by CIRAF and the managed accounts; and

         (ii) Centaurus Capital Limited, a corporation organized under the laws of the United Kingdom ("CCL"), which serves as the general partner to Centaurus, with respect to the shares of Common Stock directly owned by CIRAF and the managed accounts.

         The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

         The address of the business office of each of the Reporting Persons is 33 Cavendish Square, 16th Floor, London, W1G OPW, United Kingdom.

Item 2(c).     Citizenship:

         Centaurus is a limited partnership organized under the laws of the United Kingdom. CCL is a corporation organized under the laws of the United Kingdom.


Item 2(d).     Title of Class of Securities:

         Common Stock, $.001 par value (the "Common Stock").

CUSIP No. 001712108                  13G                     Page 5 of 8 Pages

Item 2(e).     CUSIP Number:

   001712108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(ii)(G),

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]


Item 4.   Ownership.

      A. Centaurus Capital LP
            (a) Amount beneficially owned: 3,192,205
            (b) Percent of class: 8.9%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 35,913,828 shares of Common Stock issued and outstanding as of November 5, 2009 as reported in the Form 10-Q filed by the Company on November 9, 2009.
            (c)(i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 3,192,205
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 3,192,205

CUSIP No. 001712108                  13G                     Page 6 of 8 Pages


      B. Centaurus Capital Limited
            (a) Amount beneficially owned: 3,192,205
            (b) Percent of class: 8.9%
            (c)(i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 3,192,205
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 3,192,205


Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     CCL, the general partner of Centaurus, has the power to direct the affairs of Centaurus, including decisions with respect to the disposition of the proceeds from the sale of the Common Stock. As the general partner of Centaurus, CCL directs its operations. Each of the clients of Centaurus has the power to direct the receipt of dividends from and the proceeds of sale of the Common Stock.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 001712108                  13G                     Page 7 of 8 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  March 11, 2010

                                 Centaurus Capital LP

                                    By:  Centaurus Capital Limited,
                                         its General Partner

                                         /s/ Paul Leary
                                         --------------------------------
                                         Name:   Paul Leary
                                         Title:  Director


                                 Centaurus Capital Limited

                                    /s/ Paul Leary
                                    --------------------------------
                                    Name:   Paul Leary
                                    Title:  Director

CUSIP No. 001712108                  13G                     Page 8 of 8 Pages


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  March 11, 2010


                                 Centaurus Capital LP

                                    By:  Centaurus Capital Limited,
                                         its General Partner

                                         /s/ Paul Leary
                                         --------------------------------
                                         Name:   Paul Leary
                                         Title:  Director


                                 Centaurus Capital Limited

                                    /s/ Paul Leary
                                    --------------------------------
                                    Name:   Paul Leary
                                    Title:  Director